UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph M. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,545,121

	6.	Shared Voting Power 1,095,636

	7.	Sole Dispositive Power 7,545,121

	8.	Shared Dispositive Power 1,095,636

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
8,640,757.  Includes: (i) 100 shares of Class A common stock beneficially owned by the reporting person; (ii) 6,892,555 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the reporting person; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the reporting person; (iv) 618,888 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by the reporting person as trustee of a trust; (vi) 338,462 shares of Class A common stock held of record by the spouse of reporting person as co-trustee of various trusts; (vii) 327,174 shares of Class A common stock beneficially owned by the reporting person as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A common stock beneficially owned by the spouse of the reporting person as the sole member of a limited liability company.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.35%

12.	Type of Reporting Person (See Instructions) IN

Item 1.	Issuer Information
	(a)	Name of Issuer: Entercom Communications Corp.
	(b)	Address of Issuer’s Principal Executive Offices: Entercom Communications Corp. 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004

Item 2.	Reporting Persons Information
	(a)	Name of Person Filing: Joseph M. Field
	(b)	Address of Principal Business Office or, if none, Residence: Entercom Communications Corp. 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 293639100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 8,640,757

Includes: (i) 100 shares of Class A common stock beneficially owned by the reporting person; (ii) 6,892,555 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the reporting person; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the reporting person; (iv) 618,888 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by the reporting person as trustee of a trust; (vi) 338,462 shares of Class A common stock held of record by the spouse of reporting person as co-trustee of various trusts; (vii) 327,174 shares of Class A common stock beneficially owned by the reporting person as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A common stock beneficially owned by the spouse of the reporting person as the sole member of a limited liability company.

(b) Percent of class: 20.35%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,545,121
(ii) Shared power to vote or to direct the vote 1,095,636
(iii) Sole power to dispose or to direct the disposition of 7,545,121
(iv) Shared power to dispose or to direct the disposition of 1,095,636

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Shares beneficially owned by the reporting person include:

(i) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the reporting person; (ii) 33,578 shares of Class A common stock held of record by the reporting person as trustee of a trust; (iii) 338,462 shares of Class A common stock held of record by the spouse of reporting person as co-trustee of various trusts; (iv) 327,174 shares of Class A common stock beneficially owned by the reporting person as a director and officer of the Joseph and Marie Field Foundation; and (v) 100,000 shares of Class A common stock beneficially owned by the spouse of the reporting person as the sole member of a limited liability company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006
Date
/s/ Joseph M. Field
Signature
Joseph M. Field
Name/Title